Exhibit 21.1

List of Subsidiaries

Name of Entity	Jurisdiction of Incorporation or Organization
CIFC Asset Management LLC	Delaware
CIFC Investment Holdings LLC	Delaware
CIFC Senior Secured Corporate Loan Fund GP, LLC	Delaware
CIFC Warehouse I LLC	Delaware
Columbus Nova Credit Investments Management, LLC	Delaware
CypressTree Investment Management, LLC	Delaware
Deerfield & Company LLC	Illinois
Deerfield Capital LLC	Delaware
Deerfield Capital Management LLC	Delaware
DFR Middle Market Holdings, Ltd.	Cayman Islands